

August 3, 2010

Ms. Deborah A. Wensel
Senior Vice President and Chief Financial Officer and Treasurer,
Great Lakes Dredge & Dock Corporation
2122 York Road
Oakbrook, IL 60523

Re: **Great Lakes Dredge & Dock Corporation**
Form 10-K for the fiscal year ended December 31, 2009
Definitive Proxy Statement on Schedule 14A
File No. 1-33225

Dear Ms. Wensel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Item 7. MD&A
Critical Accounting Policies and Estimates, page 30

Impairment of Goodwill, page 31

1. Based on your current disclosures related to goodwill, it appears to us that your two reportable segments may also be your operating segments and the reporting units at which you test goodwill for impairment. If true, please clarify in future filings, otherwise, please tell us and disclose in future filings the number of reporting units at which you test goodwill and the reportable segments that include those reporting units. Also, based on your current disclosures, it appears to us that you may have concluded that the estimated fair value of your dredging segment is substantially in excess of its carrying value. If true, please clarify in future filings, otherwise, please tell us and

disclose in future filings the dollar excess of the estimated fair value of the dredging segment over its carrying value.

Results of Operations, page 32

2. Based on your quarterly results, we note significant fluctuations in your gross profit margins on a quarterly basis. Please explain to us and revise future filings to disclose and discuss the specific facts and circumstances that resulted in these fluctuations. Also, please revise future filings to quantify, to the extent practicable, the factors that you identify as impacting your results. For example, please quantify and discuss write-offs related to canceled projects.

Bidding Activity and Backlog, page 35

3. In future filings, please disclose the amount of backlog not reasonably expected to be filled in the current fiscal year. Please refer to Item 101(c)(viii) of Regulation S-K.

Liquidity and Capital Resources, page 38

4. We note your disclosure on page 72 indicating your compliance with the financial covenants related to your credit facility. Please be advised, if it is or becomes reasonably likely that you may not comply with any of your debt covenants, please revise future filings to disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. To the extent applicable, please provide similar disclosures for covenants related to your senior subordinated notes. Please address your compliance with any other material debt restrictions. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350. Also, please revise future filings to address the anticipated funding source you intent to use to repay the senior subordinated notes.

Exhibit Index, page 51

5. With respect to several agreements filed as exhibits to your Form 10-K, we note that you have not filed on EDGAR the corresponding exhibits and/or schedules to the agreements. Please respond to the following comments regarding Exhibits 10.1, 10.3, 10.4, 10.7, 10.9, and 10.10:

- Exhibit 10.1: You incorporate this agreement by reference to a Form 8-K filed on June 15, 2007. Please amend the Form 8-K to file a complete, executed copy of this agreement, including all exhibits and schedules.

- Exhibit 10.3: You incorporate this agreement by reference to a Form 8-K filed on January 6, 2004. Please amend the Form 8-K to file a complete, executed copy of this agreement, including all exhibits and schedules.

- <u>Exhibit 10.4</u>: You incorporate this agreement by reference to a Form 8-K filed on October 5, 2004. Please amend the Form 8-K to file a complete, executed copy of the First Amendment to Third Amended and Restated Underwriting and Continuing Indemnity Agreement, including all exhibits.

- <u>Exhibit 10.7</u>: You incorporate this agreement by reference to a Form 8-K filed on June 15, 2007. Please amend the Form 8-K to file a complete, executed copy of the Fourth Amendment to Third Amended and Restated Underwriting and Continuing Indemnity Agreement, including all schedules and exhibits.

- <u>Exhibit 10.9</u>: You incorporate this agreement by reference to a Form 8-K filed on October 4, 2006. Please amend this Form 8-K to file a complete, executed copy of the International Letter of Credit Agreement, including all exhibits and schedules.

- <u>Exhibit 10.10</u>: You incorporate this agreement by reference to a Form 8-K filed on July 20, 2007. Please amend this Form 8-K to file a complete, executed copy of the First Amendment to International Letter of Credit Agreement, including all exhibits.

<u>Item 8. Financial Statements</u>

<u>10. Accrued Expenses, page 71</u>

6. We note accrued expenses include a percentage of completion adjustment. Please explain to us what this adjustment relates to.

<u>19. Commitments and Contingencies, page 82</u>

7. In regard to your disclosures related to pending asbestos lawsuits, we note your statement that management does not believe that these cases will have an adverse impact on the business. Please tell us and disclose in future filings:

   - If this conclusion relates to the 4 pending lawsuits that were recently reactivated or to all the lawsuits in which you have been named;
   - Quantify the amounts of damages being sought in these matters;
   - Any amounts accrued at the end of each period presented;
   - Whether it is reasonably possible that additional losses could be material; and
   - The estimated range of reasonably possible losses, or, if applicable, a statement that such an estimate cannot be made.

21. Subsidiary Guarantors, page 84

8. Based on your disclosures, it appears to us that all your subsidiary guarantors may not be 100% owned as contemplated by Rule 3-10 of Regulations S-X. Please explain to us how and why you believe your current disclosures are adequate and fully comply with Rule 3-10(f) of Regulation S-X.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 25
Compensation Policies and Practices, page 25

9. We note your response to Item 402(s) of Regulation S-K in the last paragraph of this section. Please describe for us supplementally the process you undertook to reach the conclusion.

10. According to the disclosure in the Summary Compensation Table on page 32, you awarded discretionary cash bonuses in 2008 and 2007. In future filings, please discuss your policies with respect to awarding discretionary cash bonuses, even if you do not award this type of bonus in that particular year.

11. We note your disclosure that you targeted the economic value of your equity awards to be in approximately the 50th percentile of a general industry group. It appears that you may have benchmarked your compensation. In future filings, please disclose the component companies that compose the general industry group.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or Pam Long at (202) 551-3765 or me at (202) 551-3768 with any other questions.

Sincerely,

John Cash
Branch Chief